

New York Stock Exchange
11 Wall Street
New York, NY 10005

March 9, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of B.A.T Capital Corporation, guaranteed by British American Tobacco p.l.c., British American Tobacco Holdings (The Netherlands) B.V., B.A.T. International Finance p.l.c., B.A.T. Netherlands Finance B.V., Reynolds American Inc., under the Exchange Act of 1934.

- 2.764% Notes due 2022
- 3.222% Notes due 2024
- 3.557% Notes due 2027
- 4.390% Notes due 2037
- 4.540% Notes due 2047
- Floating Rate Notes due 2020
- Floating Rate Notes due 2022

Sincerely,